Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 17, 2020

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2020;

•	to disclose the calculation of our February 29, 2020 net asset value (“NAV”) per share for all share classes;

•	to disclose additional updates to the Prospectus; and

•	to disclose the resignation of Richard W. Vague from the board of directors.

April 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2020 (and repurchases as of March 31, 2020) is as follows:

Transaction Price (per share)

Class S	$25.3500

Class T	$25.1610

Class D	$25.1783

Class M	$25.2521

Class I	$24.6692

Class F*	$25.0091

Class Y*	$24.7111

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of February 29, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 29, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 29, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 29, 2020.

The following table provides a breakdown of the major components of our total NAV as of February 29, 2020 (dollar amounts in thousands):

Components of NAV	February 29, 2020
Loans receivable	$557,372
Mortgage-backed securities, at fair value	16,730
Cash and cash equivalents	3,062
Restricted cash	21,883
Other assets	2,280
Collateralized loan obligation, net of deferred financing costs	(322,287)
Repurchase agreements payable, net of deferred financing costs	(40,671)
Credit facility payable	(6,000)
Accrued stockholder servicing fees (1)	(151)
Other liabilities	(5,612)

Net asset value	$226,606

Number of outstanding shares	9,015,043

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 29, 2020, we accrued under GAAP $10,604 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 29, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$80,548	$28,072	$11,293	$41,745	$39,158	$22,303	$3,487	$226,606
Number of outstanding shares	3,177,426	1,115,679	448,518	1,653,139	1,587,330	891,835	141,116	9,015,043

NAV per Share as of February 29, 2020	$25.3500	$25.1610	$25.1783	$25.2521	$24.6692	$25.0091	$24.7111

Prospectus Updates

The second bullet appearing on page v of the Prospectus in the “Suitability Standards” section is hereby deleted and replaced in its entirety with the following:

•	are in a financial position appropriate to enable you to realize the potential benefits described in the prospectus;

The last paragraph appearing on page v of the Prospectus in the “Suitability Standards” section is hereby deleted and replaced in its entirety with the following:

By signing the subscription agreement required for purchases of our common stock, you represent and warrant to us that you have received a copy of this prospectus and that you meet the net worth and annual gross income requirements described above. By making these representations, you do not waive any rights that you may have under federal or state securities laws.

Resignation of Richard W. Vague from the Board of Directors

Effective March 10, 2020, Richard W. Vague resigned from our board of directors, such that our board of directors consists of seven directors: Michael C. Forman, Jeffrey Krasnoff, David J. Adelman, Karen Dougherty Buchholz, Terence J. Connors, John A. Fry, and Jack A. Markell. Ms. Buchholz and Messrs. Connors, Fry and Markell serve as our independent directors. The resignation of Mr. Vague did not result from any disagreement relating to the Company’s operations, policies or practices.

This supplement supplements and amends the section of the Prospectus entitled “Management—Board of Directors and Executive Officers” to state that our board of directors consists of seven directors, four of whom are considered independent directors and to remove Mr. Vague as an independent director. This supplement also supplements and amends the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” to remove reference to Mr. Vague as a beneficial owner.